UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated August 29, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: August 29, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings for the present week of August 2016

Mumbai, August 29, 2016:Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor for the period August 30, 2016 to September 2, 2016.

Date	Meeting Scheduled	Type

30/8/2016	Bajaj Allianz		Meeting
31/8/2016	DSP BlackRock Investment Managers		Meeting
31/8/2016	Hutchin Hill Capital		Meeting
31/8/2016	Goldman Sachs Asset Management		Meeting
31/8/2016	HDFC Asset Management Company		Meeting
31/8/2016	Mirae Asset Management India		Meeting
31/8/2016	Moore Capital Asia Limited		Meeting
31/8/2016	SBI Mutual Fund		Meeting
31/8/2016	Sundaram Asset Management		Meeting
31/8/2016	UBS Global Asset Management		Meeting
31/8/2016	Fidelity International		Meeting
31/8/2016	Birla Mutual Fund		Meeting
31/8/2016	Indus Capital		Meeting
31/8/2016	Kotak MF		Meeting
31/8/2016	RBC Global Asset Management		Meeting
31/8/2016	Janus Capital		Meeting
31/8/2016	Amansa Capital		Meeting
31/8/2016	Max Life Insurance		Meeting
31/8/2016	Motilal Oswal		Meeting
31/8/2016	Oxbow Capital Management (HK) Ltd		Meeting
31/8/2016	Reliance Mutual Fund		Meeting
31/8/2016	Tata Asset Management		Meeting
1/9/2016	Deutsche Equities India Pvt. Ltd.		Meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.